Exhibit 99.1

GreenTree Announces Date to Report Fourth Quarter 2021 Financial Results and Potential Acquisition

SHANGHAI, China, April 29, 2022 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) (“GreenTree” or the “Company”), a leading hospitality management group in China, today announced that it will report its unaudited financial results for the quarter ended December 31, 2021, after U.S. markets close on Wednesday, May 11, 2022.GreenTree’s management will hold an earnings conference call at 9:00 PM U.S. Eastern Time on May 11, 2022 (9:00 AM Beijing/Hong Kong Time on May 12, 2022).

Dial-in numbers for the live conference call are as follows:

International1-412-902-4272

China 4001-201-203

US1-888-346-8982

Hong Kong 800-905-945 or 852-3018-4992

Singapore800-120-6157

Participants should ask to join the GreenTree call.

A telephone replay of the conference call will be available after the conclusion of the live conference call until May 18, 2022.

Dial-in numbers for the replay are as follows:

International Dial-in 1-412-317-0088

U.S. Toll Free 1-877-344-7529

Canada Toll Free 855-669-9658

Passcode: 5870528

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.998.com.

Additionally, the board of directors of the Company (the “Board”) recently received a non-binding proposal from the controlling shareholder of the Company, GreenTree Inns Hotel Management Group, Inc., or GTI, to sell GTI’s existing restaurant business, which includes two fast food restaurant chains operated in China under the brand names of “Daniang Dumpling” and “Bellagio (Lu Gang Xiao Zhen)”, to the Company (the “Proposed Transaction”). The Company had formed a special committee (the “Special Committee”) of the Board, comprised solely of independent and disinterested directors, to consider the Proposed Transaction. The Special Committee has retained Kroll LLC as its financial advisor and Simpson Thacher & Bartlett LLP as its U.S. legal counsel, and is in the process of assessing the Proposed Transaction.

The Board cautions the Company’s shareholders and others considering trading the Company’s securities that no decisions have been made with respect to the Proposed Transaction. There can be no assurance that any definitive agreement will be executed relating to the Proposed Transaction, or that the Proposed Transaction or any other similar transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to any transaction, except as required under applicable law.

About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. (“GreenTree” or the “Company”) (NYSE: GHG) is a leading hospitality management group in China. As of September 30, 2021, GreenTree had a total number of 4,626 hotels. In 2020, HOTELS magazine ranked GreenTree Top 12 Ranking among 225 largest global hotel groups in terms of number of hotels in its annual HOTELS’ 225. GreenTree was also the fourth largest hospitality company in China in 2020 based on the statistics issued by the China Hospitality Association.

GreenTree has built a strong suite of brands including its flagship “GreenTree Inns” brand as a result of its long-standing dedication to the hospitality industry in China and consistent quality of its services, signature hotel designs, broad geographic coverage and convenient locations. GreenTree has further expanded its brand portfolio into mid-to-up-scale and luxury segments through a series of strategic investments. By offering diverse brands, through its strong membership base, expansive booking network, superior system management with moderate charges, and fully supported by its operating departments including Decoration, Engineering, Purchasing, Operation, IT and Finance, GreenTree aims to keep closer relationships with all of its clients and partners by providing a brand portfolio that features comfort, style and value.

For more information on GreenTree, please visit http://ir.998.com

GreenTree

Ms. Selina Yang

Phone: +86-21-3617-4886 ext. 7015

E-mail: ir@998.com

Mr. Nicky Zheng

Phone: +86-21-3617-4886 ext. 6708

E-mail: ir@998.com

Christensen

In Shanghai

Mr. Jerry Xu

Phone: +86-138-1680-0706

E-mail: jxu@christensenir.com

In Hong Kong

Ms. Karen Hui

Phone: +852-9266-4140

E-mail: khui@christensenIR.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com